FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 6, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 6, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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Issued - 5th June 2003, London


     GLAXOSMITHKLINE PLC ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

GlaxoSmithKline plc (GSK) announces that three new Non-executive Directors are to join the Board of the company. They are Lawrence Culp, President and CEO of Danaher Corporation, Crispin Davis, Chief Executive of Reed Elsevier PLC and Sir Robert Wilson, Chairman of Rio Tinto plc. Mr Culp and Mr Davis will join from 1 July 2003 and Sir Robert from 1 November 2003. Mr Davis will join the Remuneration Committee.

GSK also announces that Sir Roger Hurn and Paul Allaire have decided to retire from the Board with immediate effect.

Mr John McArthur will take over the role of Chairman of the Remuneration Committee from Mr Allaire on an interim basis until a new Chairman of the Committee is appointed.

Commenting on the changes, Sir Christopher Hogg, Chairman of GSK, said "I am sorry to lose the services of Sir Roger, who has been a valued colleague. On behalf of the Board, I would like to thank him warmly for his dedicated and effective service to the Boards of GSK and Glaxo Wellcome and wish him well for the future."

"I would also like to thank Paul for his services and contribution to the Boards of SmithKline Beecham since 1993 and, latterly, GSK. I have always valued Paul's support and on behalf of the Board wish him well for the future".

"I am delighted that Larry, Crispin and Sir Robert are joining the Board. They bring with them many years of experience and a track record of success in a variety of different industries. Their undoubted skills will further strengthen the Board".

Biographical details of the new Directors and John McArthur are given below.

Simon Bicknell
Company Secretary
5th June 2003



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BIOGRAPHICAL DETAILS

John McArthur
Age 69. A Canadian, John McArthur was appointed as a Non-Executive Director of Glaxo Wellcome in 1996 and is a former Dean of the Harvard Business School. He is Director of BCE Inc., Cabot Corporation, Rohm and Haas Company and the AES Corporation. He is also a senior adviser to the President of the World Bank.

Lawrence Culp
Age 40. Mr Culp joined Danaher Corporation in 1990 and after holding increasingly senior positions was appointed President and CEO in 2001. Prior to joining Danaher, Mr Culp held positions in Accenture, previously Andersen Consulting.

Crispin Davis
Age 54. Mr Davis joined Reed Elsevier PLC as Chief Executive in 1999. Prior to that he was Chief Executive of Aegis Group PLC, which he joined from Guinness plc, where he was Group Managing Director, United Distillers and a member of the main board of Guinness plc. Mr Davis spent his early career with Procter & Gamble.

Sir Robert Wilson
Age 59. Sir Robert joined Rio Tinto plc in 1970 and after holding increasingly senior positions, including Chief Executive, became Chairman in 1997. He is also a director of Diageo plc, BG Group plc and the Economist Group. Sir Robert will step down as Executive Chairman of Rio Tinto plc in October 2003.




Enquiries:

UK Media enquiries:                Martin Sutton            (020) 8047 5502
                                   David Mawdsley           (020) 8047 5502
                                   Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                Nancy Pekarek            (215) 751 7709
                                   Mary Anne Rhyne          (919) 483 2839
                                   Patricia Seif            (215)  751 7709

European Analyst/
Investor enquiries:                Duncan Learmouth         (020) 8047 5540
                                   Anita Kidgell            (020) 8047 5542
                                   Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:    Frank Murdolo            (215) 751 7002
                                   Tom Curry                (215) 751 5419

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4 June 2003

                              GlaxoSmithKline PLC

GSK Share Re-Purchases GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 1,200,000 of its ordinary shares on 5 June 2003 at a price of 1242.44p per share.